Exhibit 99.1

FinVolution Group Reports Third Quarter 2025 Unaudited Financial Results

- Third Quarter Revenue reached RMB3,486.6 million, up 6.4% year-over-year-

- Third Quarter International Revenues reached RMB873.3 million, up 37.4% year-over-year and representing 25.0% of total net revenues-

SHANGHAI, November 19, 2025 /PRNewswire/ — FinVolution Group (“FinVolution” or the “Company”) (NYSE: FINV), a leading fintech platform in China, Indonesia and the Philippines, today announced its unaudited financial results for the third quarter ended September 30, 2025.

	For the Three Months Ended/As of		YoY
	September 30, 2024	September 30, 2025	Change
Total Transaction Volume (RMB in billions)[1]	52.2	51.2	-1.9%
Transaction Volume (China’s Mainland)[2]	49.5	47.6	-3.8%
Transaction Volume (International)[3]	2.7	3.6	33.3%
Total Outstanding Loan Balance (RMB in billions)	68.1	77.1	13.2%
Outstanding Loan Balance (China’s Mainland)[4]	66.5	74.8	12.5%
Outstanding Loan Balance (International)[5]	1.6	2.3	43.8%

Third Quarter 2025 China Market Operational Highlights

●	Cumulative registered users[6] reached 184.3 million as of September 30, 2025, an increase of 10.5% compared with September 30, 2024.
●	Cumulative borrowers[7] reached 28.4 million as of September 30, 2025, an increase of 8.0% compared with September 30, 2024.
●	Number of unique borrowers[8] for the third quarter of 2025 was 2.0 million, remaining stable compared with the same period of 2024.
●	Transaction volume[2] reached RMB47.6 billion for the third quarter of 2025, a decrease of 3.8% compared with the same period of 2024.
●	Transaction volume facilitated for repeat individual borrowers[9] for the third quarter of 2025 was RMB41.0 billion, a decrease of 4.7% compared with the same period of 2024.
●	Outstanding loan balance[4] reached RMB74.8 billion as of September 30, 2025, an increase of 12.5% compared with September 30, 2024.
●	Average loan size[10] was RMB11,007 for the third quarter of 2025, compared with RMB10,066 for the same period of 2024.
●	Average loan tenure[11] was 8.3 months for the third quarter of 2025, compared with 8.0 months for the same period of 2024.
●	90 day+ delinquency ratio[12] was 1.96% as of September 30, 2025.

1 Represents the total transaction volume facilitated in China’s Mainland and the international markets on the Company’s platforms during the period presented.

2 Represents our transaction volume facilitated in China’s Mainland during the period presented. During the third quarter, RMB20.0 billion was facilitated under the capital-light model, for which the Company does not bear principal risk.

3 Represents our transaction volume facilitated in markets outside China’s Mainland during the period presented.

4 Outstanding loan balance (China’s Mainland) as of any date refers to the balance of outstanding loans in China’s Mainland market excluding loans delinquent for more than 180 days from such date. As of September 30, 2025, RMB38.0 billion was facilitated under the capital-light model, for which the Company does not bear principal risk.

5 Outstanding loan balance (international) as of any date refers to the balance of outstanding loans in the international markets excluding loans delinquent for more than 30 days from such date.

6 On a cumulative basis, the total number of users in China’s Mainland market registered on the Company’s platform as of September 30, 2025.

7 On a cumulative basis, the total number of borrowers in China’s Mainland market registered on the Company’s platform as of September 30, 2025.

8 Represents the total number of borrowers in China’s Mainland who successfully borrowed on the Company’s platform during the period presented.

9 Represents the transaction volume facilitated for repeat borrowers in China’s Mainland who successfully completed a transaction on the Company’s platform during the period presented.

10 Represents the average loan size on the Company’s platform in China’s Mainland during the period presented.

11 Represents the average loan tenor on the Company’s platform in China’s Mainland during the period presented.

12 “90 day+ delinquency ratio” refers to the outstanding principal balance of loans, excluding loans facilitated under the capital-light model, that were 90 to 179 calendar days past due as a percentage of the total outstanding principal balance of loans, excluding loans facilitated under the capital-light model on the Company’s platform as of a specific date. Loans that originated outside China’s Mainland are not included in the calculation.

1

Third Quarter 2025 International Market Operational Highlights

●	Cumulative registered users[13] reached 47.0 million as of September 30, 2025, an increase of 45.1% compared with September 30, 2024.
●	Cumulative borrowers[14] for the international markets reached 10.0 million as of September 30, 2025, an increase of 58.7% compared with September 30, 2024.
●	Number of unique borrowers[15] for the third quarter of 2025 was 3.0 million, an increase of 113.9% compared with the same period of 2024.
●	Number of new borrowers[16] for the third quarter of 2025 was 1.3 million, an increase of 88.2% compared with the same period of 2024.
●	Transaction volume[3] reached RMB3.6 billion for the third quarter of 2025, an increase of 33.3% compared with the same period of 2024.
●	Outstanding loan balance[5] reached RMB2.3 billion as of September 30, 2025, an increase of 43.8% compared with September 30, 2024.
●	International business revenue was RMB873.3 million (US$122.7 million) for the third quarter of 2025, an increase of 37.4% compared with the same period of 2024, representing 25.0% of total revenue for the third quarter of 2025.

Third Quarter 2025 Financial Highlights

●	Net revenue was RMB3,486.6 million (US$489.8 million) for the third quarter of 2025, compared with RMB3,276.1 million for the same period of 2024.
●	Net profit was RMB640.7 million (US$90.0 million) for the third quarter of 2025, compared with RMB624.1 million for the same period of 2024.
●	Non-GAAP adjusted operating income,[17] which excludes share-based compensation expenses before tax, was RMB769.8 million (US$108.1 million) for the third quarter of 2025, compared with RMB599.8 million for the same period of 2024.
●	Diluted net profit per American depositary share (“ADS”) was RMB2.34 (US$0.33) and diluted net profit per share was RMB0.47 (US$0.07) for the third quarter of 2025, compared with RMB2.40 and RMB0.48 for the same period of 2024, respectively.
●	Non-GAAP diluted net profit per ADS was RMB2.48 (US$0.34) and non-GAAP diluted net profit per share was RMB0.50 (US$0.07) for the third quarter of 2025, compared with RMB2.55 and RMB0.51 for the same period of 2024, respectively. Each ADS of the Company represents five Class A ordinary shares of the Company.

13 On a cumulative basis, the total number of users registered on the Company’s platforms outside China’s Mainland market, as of September 30, 2025.

14 On a cumulative basis, the total number of borrowers on the Company’s platforms outside China’s Mainland market, as of September 30, 2025.

15 Represents the total number of borrowers outside China’s Mainland who successfully borrowed on the Company platforms during the period presented.

16 Represents the total number of new borrowers outside China’s Mainland whose transactions were facilitated on the Company’s platforms during the period presented.

17 Please refer to “UNAUDITED Reconciliation of GAAP and Non-GAAP Results” for reconciliation between GAAP and Non-GAAP adjusted operating income.

2

Mr. Tiezheng Li, Vice Chairman and Chief Executive Officer of FinVolution, commented, “We delivered resilient results in the third quarter of 2025 against a dynamic regulatory backdrop in China. Net revenue rose 6.4% year-over-year to RMB3.5 billion, while net income grew 2.7% to RMB640.7 million. These results reflect our strong execution of our ‘Local Excellence, Global Outlook’ strategy, which fueled a stable performance in China and accelerated international momentum.

“Our international business reached a record 25.0% of total revenue and continues to serve as a natural hedge to our China business. Cumulative international borrowers reached approximately 10 million, with new borrowers up 18% quarter-over-quarter. Supported by proven risk systems, growing AI capabilities, and proactive regulatory adaptation, we remain confident in capturing long-term growth opportunities and creating sustainable value for all stakeholders,” concluded Mr. Li.

Mr. Jiayuan Xu, Chief Financial Officer of FinVolution, continued, “Our third quarter financial performance demonstrated the strength and resilience of our diversified business model. We proactively managed credit standards in China amid industry-wide changes and delivered exceptional growth across our international operations, with transaction volume up 33% year-over-year to RMB3.6 billion. Revenue from international markets also grew 37.4% year over year, underscoring our accelerating global traction.

“Meanwhile, we maintained a robust balance sheet with RMB7.0 billion in cash and short-term investments and a stable leverage ratio of 2.4x, providing ample flexibility. As of September 30, 2025, we had strengthened capital efficiency by repurchasing US$66.5 million in shares since the beginning of the year, reaffirming our commitment to disciplined shareholder returns,” concluded Mr. Xu.

Third Quarter 2025 Financial Results

Net revenue for the third quarter of 2025 was RMB3,486.6 million (US$489.8 million), compared with RMB3,276.1 million for the same period of 2024. This increase was primarily due to the increase in loan facilitation service fees, net interest income and other revenue, partially offset by the decrease in guarantee income.

Loan facilitation service fees were RMB1,334.4 million (US$187.4 million) for the third quarter of 2025, compared with RMB1,253.1 million for the same period of 2024. The increase was primarily due to the increase in the transaction volume and average rate of transaction service fees in the international markets, partially offset by the decrease in the transaction volume in the China market.

Post-facilitation service fees were RMB430.8 million (US$60.5 million) for the third quarter of 2025, compared with RMB425.3 million for the same period of 2024. This increase was primarily due to the rolling impact of deferred transaction fees.

Guarantee income was RMB1,030.3 million (US$144.7 million) for the third quarter of 2025, compared with RMB1,234.8 million for the same period of 2024. This decrease was primarily due to the decrease in risk-bearing loans in the China market, partially offset by an increase in such loans in international markets, as well as the rolling impact of deferred guarantee income. The fair value of quality assurance commitment upon loan origination is released as guarantee income systematically over the term of the loans subject to quality assurance commitment.

3

Net interest income was RMB350.8 million (US$49.3 million) for the third quarter of 2025, compared with RMB185.7 million for the same period of 2024. This increase mainly resulted from the increase in the average outstanding loan balances of on-balance sheet loans in both China and the international markets.

Other revenue was RMB340.3 million (US$47.8 million) for the third quarter of 2025, compared with RMB177.1 million for the same period of 2024. This increase was primarily due to the increase in the contributions from other revenue streams including other value-added services.

Origination, servicing expenses and other costs of revenue were RMB757.8 million (US$106.5 million) for the third quarter of 2025, compared with RMB603.1 million for the same period of 2024. This increase was primarily driven by higher facilitation costs in the international markets.

Sales and marketing expenses were RMB551.9 million (US$77.5 million) for the third quarter of 2025, compared with RMB560.2 million for the same period of 2024. This decrease was primarily due to improved efficiency and decreased investment in marketing activities in China.

Research and development expenses were RMB139.0 million (US$19.5 million) for the third quarter of 2025, compared with RMB130.7 million for the same period of 2024. This increase was primarily due to increased investments in technology development.

General and administrative expenses were RMB100.6 million (US$14.1 million) for the third quarter of 2025, compared with RMB116.8 million for the same period of 2024, primarily due to the increase in operating efficiency.

Provision for accounts receivable and contract assets was RMB95.5 million (US$13.4 million) for the third quarter of 2025, compared with RMB99.0 million for the same period of 2024. The decrease was primarily due to decreased transaction volume of off-balance sheet loans in the China market.

Provision for loans receivable was RMB192.3 million (US$27.0 million) for the third quarter of 2025, compared with RMB82.4 million for the same period of 2024. This increase was primarily due to the increase in the outstanding loan balance of on-balance sheet loans in both China and the international markets.

Credit losses for quality assurance commitment were RMB917.3 million (US$128.8 million) for the third quarter of 2025, compared with RMB1,123.6 million for the same period of 2024. The decrease was primarily due to the decrease in risk-bearing loans in the China market, partially offset by the increase in risk-bearing loans in the international markets.

Operating profit was RMB731.9 million (US$102.8 million) for the third quarter of 2025, compared with RMB560.2 million for the same period of 2024.

Non-GAAP adjusted operating income, which excludes share-based compensation expenses before tax, was RMB769.8 million (US$108.1 million) for the third quarter of 2025, compared with RMB599.8 million for the same period of 2024.

Other income was RMB44.5 million (US$6.3 million) for the third quarter of 2025, compared with RMB185.5 million for the same period of 2024. The decrease was mainly due to the decrease in government subsidies.

Income tax expense was RMB135.7 million (US$19.1 million) for the third quarter of 2025, compared with RMB121.7 million for the same period of 2024. This increase was mainly due to the increase in pre-tax profit and the increase in effective tax rate.

Net profit was RMB640.7 million (US$90.0 million) for the third quarter of 2025, compared with RMB624.1 million for the same period of 2024.

4

Net profit attributable to ordinary shareholders of the Company was RMB624.3 million (US$87.7 million) for the third quarter of 2025, compared with RMB623.6 million for the same period of 2024.

Diluted net profit per ADS was RMB2.34 (US$0.33) and diluted net profit per share was RMB0.47 (US$0.07) for the third quarter of 2025, compared with RMB2.40 and RMB0.48 for the same period of 2024, respectively.

Non-GAAP diluted net profit per ADS was RMB2.48 (US$0.34) and non-GAAP diluted net profit per share was RMB0.50 (US$0.07) for the third quarter of 2025, compared with RMB2.55 and RMB0.51 for the same period of 2024, respectively. Each ADS represents five Class A ordinary shares of the Company.

As of September 30, 2025, the Company had cash and cash equivalents of RMB4,237.0 million (US$595.2 million) and short-term investments, mainly in wealth management products and term deposits, of RMB2,799.3 million (US$393.2 million).

The following chart shows the historical cumulative 30-day plus past due delinquency rates by loan origination vintage for loan products facilitated through the Company’s platform in China’s Mainland as of September 30, 2025. Loans facilitated under the capital-light model, for which the Company does not bear principal risk, are excluded from the chart.

Shares Repurchase Update

For the first nine months of 2025, the Company deployed approximately US$66.5 million to repurchase its own Class A ordinary shares in the form of ADSs. These repurchases included US$60.7 million worth of ADSs that were repurchased concurrently with the offering of convertible senior notes in June. As of September 30, 2025, in combination with the Company’s historical and existing share repurchase programs, the Company had cumulatively repurchased its own Class A ordinary shares in the form of ADSs with a total aggregate value of approximately US$436.6 million since 2018.

Business Outlook

While our financial performance for the first nine months ended September 30, 2025 remains generally in line with our revenue forecast for this period, the recent regulatory changes in China have introduced near-term uncertainties. The Company now expects its full-year 2025 total revenue guidance to be in the range of approximately RMB13.1 billion to RMB13.7 billion, representing year-over-year growth of approximately 0% to 5%.

5

The above forecast is based on the current market conditions and reflects the Company’s current preliminary views and expectations on market and operational conditions and the regulatory and operating environment, as well as customers’ and institutional partners’ demands, all of which are subject to change.

Conference Call

The Company’s management will host an earnings conference call at 7:30 PM U.S. Eastern Time on November 19, 2025 (8:30 AM Beijing/Hong Kong Time on November 20, 2025).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	+1-888-346-8982
Canada (toll free):	+1-855-669-9657
International:	+1-412-902-4272
Hong Kong, China (toll free):	800-905-945
Hong Kong, China:	+852-3018-4992
Mainland, China:	400-120-1203

Participants should dial in at least five minutes before the scheduled start time and ask to be connected to the call for “FinVolution Group”.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.finvgroup.com.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until November 26, 2025, by dialing the following telephone numbers:

United States / Canada (toll free):	+1-855-669-9658
International:	+1-412-317-0088
Replay Access Code:	9088637

About FinVolution Group

FinVolution Group is a leading fintech platform with strong brand recognition in China, Indonesia and the Philippines, connecting borrowers of the young generation with financial institutions. Established in 2007, the Company is a pioneer in China’s online consumer finance industry and has developed innovative technologies and has accumulated in-depth experience in the core areas of credit risk assessment, fraud detection, big data and artificial intelligence. The Company’s platforms, empowered by proprietary cutting-edge technologies, features a highly automated loan transaction process, which enables a superior user experience. As of September 30, 2025, the Company had 231.3 million cumulative registered users across China, Indonesia and the Philippines.

For more information, please visit https://ir.finvgroup.com

Use of Non-GAAP Financial Measures

We use non-GAAP adjusted operating income, non-GAAP operating margin, non-GAAP net profit, non-GAAP net profit attributable to FinVolution Group, and non-GAAP basic and diluted net profit per share and per ADS which are non-GAAP financial measures, in evaluating our operating results and for financial and operational decision-making purposes. We believe that these non-GAAP financial measures help identify underlying trends in our business by excluding the impact of share-based compensation expenses and expected discretionary measures. We believe that non-GAAP financial measures provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

6

Non-GAAP adjusted operating income, non-GAAP operating margin, non-GAAP net profit, non-GAAP net profit attributable to FinVolution Group, and non-GAAP basic and diluted net profit per share and per ADS are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tool, and when assessing our operating performance, cash flows or our liquidity, investors should not consider it in isolation, or as a substitute for net income, cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review our financial information in its entirety and not rely on a single financial measure.

For more information on this non-GAAP financial measure, please see the table captioned “Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.1190 to US$1.00, the rate in effect as of September 30, 2025 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company’s ability to attract and retain borrowers and investors on its marketplace, its ability to increase volume of loans facilitated through the Company’s marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, laws, regulations and governmental policies relating to the online consumer finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and FinVolution does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

FinVolution Group

Head of Capital Markets

Yam Cheng

Tel: +86 (21) 8030-3200 Ext. 8601

E-mail: ir@xinye.com

Piacente Financial Communications

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: finv@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: finv@tpg-ir.com

7

FinVolution Group

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share data, or otherwise noted)

	As of December 31,	As of September 30,
	2024	2025
	RMB	RMB	USD
Assets
Cash and cash equivalents	4,672,772	4,236,973	595,164
Restricted cash	2,074,300	2,370,375	332,965
Short-term investments	2,832,382	2,799,285	393,213
Investments	1,173,003	1,213,931	170,520
Quality assurance receivable, net of credit loss allowance for quality assurance receivable of RMB426,949 and RMB535,319 as of December 31, 2024 and September 30, 2025, respectively	1,639,591	1,495,064	210,010
Intangible assets	137,298	147,633	20,738
Property, equipment and software, net	623,792	610,610	85,772
Loans receivable, net of credit loss allowance for loans receivable of RMB226,467 and RMB409,935 as of December 31, 2024 and September 30, 2025, respectively	4,157,621	6,346,481	891,485
Accounts receivable and contract assets, net of credit loss allowance for accounts receivable and contract assets of RMB290,267 and RMB326,058 as of December 31, 2024 and September 30, 2025, respectively	2,405,880	2,419,946	339,928
Deferred tax assets	2,513,865	3,398,606	477,398
Right of use assets	36,826	34,881	4,899
Prepaid expenses and other assets	1,289,380	1,217,268	170,989
Goodwill	50,411	-	-
Total assets	23,607,121	26,291,053	3,693,081
Liabilities and Shareholders’ Equity
Deferred guarantee income	1,515,950	1,322,348	185,749
Liability from quality assurance commitment	2,964,116	3,088,340	433,817
Payroll and welfare payable	290,389	269,194	37,813
Taxes payable	705,928	667,522	93,766
Short-term borrowings	5,594	91,845	12,901
Funds payable to investors of consolidated trusts	796,122	977,836	137,356
Contract liability	10,185	135	19
Deferred tax liabilities	491,213	676,339	95,005
Accrued expenses and other liabilities	1,245,184	1,426,782	200,419
Leasing liabilities	28,765	27,299	3,835
Convertible senior notes	-	1,028,541	144,478
Total liabilities	8,053,446	9,576,181	1,345,158
Commitments and contingencies
FinVolution Group Shareholders’ equity
Ordinary shares	103	103	14
Additional paid-in capital	5,815,437	5,875,615	825,343
Treasury stock	(1,765,542)	(2,177,853)	(305,921)
Statutory reserves	852,723	852,723	119,781
Accumulated other comprehensive income	92,626	31,398	4,410
Retained Earnings	10,208,717	11,816,208	1,659,813
Total FinVolution Group shareholders’ equity	15,204,064	16,398,194	2,303,440
Non-controlling interest	349,611	316,678	44,483
Total shareholders’ equity	15,553,675	16,714,872	2,347,923
Total liabilities and shareholders’ equity	23,607,121	26,291,053	3,693,081

8

FinVolution Group

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except share data, or otherwise noted)

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
	2024	2025		2024	2025
	RMB	RMB	USD	RMB	RMB	USD

Operating revenue:
Loan facilitation service fees	1,253,113	1,334,367	187,437	3,349,581	4,327,514	607,882
Post-facilitation service fees	425,348	430,812	60,516	1,279,776	1,237,021	173,763
Guarantee income	1,234,752	1,030,344	144,732	3,879,794	3,176,473	446,197
Net interest income	185,742	350,825	49,280	635,852	864,537	121,441
Other Revenue	177,096	340,259	47,796	464,129	940,054	132,049
Net revenue	3,276,051	3,486,607	489,761	9,609,132	10,545,599	1,481,332
Operating expenses:
Origination, servicing expenses and other cost of revenue	(603,071)	(757,822)	(106,451)	(1,717,857)	(2,052,831)	(288,359)
Sales and marketing expenses	(560,220)	(551,948)	(77,532)	(1,482,724)	(1,688,095)	(237,125)
Research and development expenses	(130,736)	(139,029)	(19,529)	(370,483)	(394,044)	(55,351)
General and administrative expenses	(116,759)	(100,604)	(14,132)	(300,978)	(317,694)	(44,626)
Provision for accounts receivable and contract assets	(99,018)	(95,498)	(13,415)	(221,917)	(319,561)	(44,888)
Provision for loans receivable	(82,394)	(192,250)	(27,005)	(255,667)	(376,043)	(52,822)
Credit losses for quality assurance commitment	(1,123,628)	(917,256)	(128,846)	(3,512,299)	(2,916,010)	(409,609)
Impairment of goodwill, intangible assets and other long-lived assets	-	(265)	(37)	-	(50,676)	(7,118)
Total operating expenses	(2,715,826)	(2,754,672)	(386,947)	(7,861,925)	(8,114,954)	(1,139,898)
Operating profit	560,225	731,935	102,814	1,747,207	2,430,645	341,434
Other income, net	185,517	44,524	6,254	284,178	167,369	23,510
Profit before income tax expense	745,742	776,459	109,068	2,031,385	2,598,014	364,944
Income tax expenses	(121,666)	(135,738)	(19,067)	(324,295)	(468,339)	(65,787)
Net profit	624,076	640,721	90,001	1,707,090	2,129,675	299,157
Less: Net profit attributable to non-controlling interest shareholders	481	16,432	2,308	4,649	11,983	1,683
Net profit attributable to FinVolution Group	623,595	624,289	87,693	1,702,441	2,117,692	297,474
Foreign currency translation adjustment, net of nil tax	21,206	(45,660)	(6,414)	(15,585)	(61,228)	(8,601)
Total comprehensive income attributable to FinVolution Group	644,801	578,629	81,279	1,686,856	2,056,464	288,873
Weighted average number of ordinary shares used in computing net income per share
Basic	1,273,874,143	1,253,500,919	1,253,500,919	1,294,603,294	1,266,387,323	1,266,387,323
Diluted	1,300,972,157	1,349,523,030	1,349,523,030	1,325,385,787	1,329,603,472	1,329,603,472
Net profit per share attributable to FinVolution Group’s ordinary shareholders
Basic	0.49	0.50	0.07	1.32	1.67	0.23
Diluted	0.48	0.47	0.07	1.28	1.60	0.22
Net profit per ADS attributable to FinVolution Group’s ordinary shareholders (one ADS equal five ordinary shares)
Basic	2.45	2.49	0.35	6.58	8.36	1.17
Diluted	2.40	2.34	0.33	6.42	8.00	1.12

9

FinVolution Group

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS18

(All amounts in thousands, except share data, or otherwise noted)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2024	2025		2024	2025
	RMB	RMB	USD	RMB	RMB	USD
Net cash provided by operating activities	1,282,234	871,725	122,449	2,473,453	1,402,687	197,033
Net cash used in investing activities	(1,901,584)	(1,193,569)	(167,658)	(1,557,825)	(1,853,456)	(260,352)
Net cash provided by/(used in) financing activities	47,834	(123,530)	(17,351)	(750,254)	336,168	47,222
Effect of exchange rate changes on cash and cash equivalents	27,197	(19,612)	(2,756)	(2,354)	(25,123)	(3,530)
Net (decrease)/increase in cash, cash equivalent and restricted cash	(544,319)	(464,986)	(65,316)	163,020	(139,724)	(19,627)
Cash, cash equivalent and restricted cash at beginning of period	7,476,729	7,072,334	993,445	6,769,390	6,747,072	947,756
Cash, cash equivalent and restricted cash at end of period	6,932,410	6,607,348	928,129	6,932,410	6,607,348	928,129

18 Change in Presentation of Consolidated Statements of Cash Flows: During the fourth quarter of 2024, the Company elected to change its presentation of the cash flows associated with funds held for customers and funds paid on behalf of customers within its Consolidated Statements of Cash Flows. The balances for the third quarter of 2024 have been adjusted to conform to the current period presentation.

10

FinVolution Group

UNAUDITED Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands, except share data, or otherwise noted)

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
	2024	2025		2024	2025
	RMB	RMB	USD	RMB	RMB	USD

Net Revenues	3,276,051	3,486,607	489,761	9,609,132	10,545,599	1,481,332
Less: total operating expenses	(2,715,826)	(2,754,672)	(386,947)	(7,861,925)	(8,114,954)	(1,139,898)
Operating Income	560,225	731,935	102,814	1,747,207	2,430,645	341,434
Add: share-based compensation expenses	39,599	37,865	5,319	109,988	111,862	15,713
Non-GAAP adjusted operating income	599,824	769,800	108,133	1,857,195	2,542,507	357,147

Operating Margin	17.1%	21.0%	21.0%	18.2%	23.0%	23.0%
Non-GAAP operating margin	18.3%	22.1%	22.1%	19.3%	24.1%	24.1%
Non-GAAP adjusted operating income	599,824	769,800	108,133	1,857,195	2,542,507	357,147
Add: other income, net	185,517	44,524	6,254	284,178	167,369	23,510
Less: income tax expenses	(121,666)	(135,738)	(19,067)	(324,295)	(468,339)	(65,787)
Non-GAAP net profit	663,675	678,586	95,320	1,817,078	2,241,537	314,870
Net profit attributable to non-controlling interest shareholders	481	16,432	2,308	4,649	11,983	1,683
Non-GAAP net profit attributable to FinVolution Group	663,194	662,154	93,012	1,812,429	2,229,554	313,187

Weighted average number of ordinary shares used in computing net income per share
Basic	1,273,874,143	1,253,500,919	1,253,500,919	1,294,603,294	1,266,387,323	1,266,387,323
Diluted	1,300,972,157	1,349,523,030	1,349,523,030	1,325,385,787	1,329,603,472	1,329,603,472
Non-GAAP net profit per share attributable to FinVolution Group’s ordinary shareholders
Basic	0.52	0.53	0.07	1.40	1.76	0.25
Diluted	0.51	0.50	0.07	1.37	1.68	0.24
Non-GAAP net profit per ADS attributable to FinVolution Group’s ordinary shareholders (one ADS equal five ordinary shares)
Basic	2.60	2.64	0.37	7.00	8.80	1.24
Diluted	2.55	2.48	0.34	6.84	8.42	1.18

11